

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 18, 2017

<u>Via E-Mail</u>
Mr. Martin A. Sumichrast
Chairman, Chief Executive Officer, and President
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

      Re: **Level Brands, Inc.**
              Amendment 1 to Draft Registration Statement
              Submitted May 2, 2017
              CIK No. 0001644903

Dear Mr. Sumichrast:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide updated interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

2. Please be advised we will more fully evaluate the fair value determinations that you used in equity transactions when you provide or file an amendment that includes the estimated offering price. At that time, please provide us a quantitative and qualitative analysis that explains any material differences between the estimated offering price and the fair value determinations that you used in recent equity transactions. In

regard to your response to prior comment 29, please explain to us the differences between the per share cash price paid for your stock in the most recent private placement that occurred in fiscal year 2016 and the fair value determinations that you used in subsequent equity transactions.

Prospectus Summary, page 5

3. The marked version of your amended draft registration statement does not reflect the revision on page 6 made in response to comment 7 in our March 8, 2017 letter. Additionally, the marked version of your amended draft registration reflects revisions where no revisions are made. For example, refer to the risk factor "Kathy Ireland is not an officer or director of our company…" on page 12. Ensure in future filings that the marked version reflects accurately where revisions are made and does not reflect revisions where no revisions are made.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Intangible Assets, page 32

4. We note your response to prior comment 12. Please disclose and discuss the circumstances that would require you to assess intangible assets for impairment other than at an annual assessment. Please also disclose and discuss how you determine the fair value of intangible assets, including any key assumptions underlying your most recent impairment analysis. If you use discounted cash flows to determine fair value, please disclose the time period when you assume positive cash flows.

Kure Corp., page 39; NuGene International, Inc., page 39

5. Advise what consideration you have given to filing the license agreements with Kure Corp. and NuGene International, Inc. as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. We note that these agreements are also referenced in the consulting agreements that you have with Kure and NuGene International, which are filed as Exhibits 10.26 and 10.27. Please also ensure that upon filing these license agreements that you include all exhibits.

Encore Endeavor 1 (EE1), page 40

6. We note your response and revisions made to disclosure in response to comment 14 in our March 8, 2017 letter. In the sixth paragraph under this subheading, please elaborate on the basis for your characterization of why your contractual agreements with BMG Rights Management are "expected," the current status of any such agreements, and their general nature. If true, please also clarify that there can be no assurance that you will be successful in actually entering into any of the expected agreements.

7. Please tell us what consideration you have given to filing the March 2017 agreement between EE1 and Multi-Media Productions, which is briefly described on page 40, as an exhibit to the registration statement.

Representatives' Warrants, page 62

8. We note your response to comment 23 of our March 8, 2017 letter, including your statement that you are not registering the representatives' warrants but only the common stock underlying the warrants. Please revise your fee table to clarify this as it currently suggests you are also registering the issuance of the warrants.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, pages F-3 and F-4

9. Please explain the "non-controlling interest transfer."

Note 4 – Convertible Promissory Notes, page F-8

10. We note the additional disclosures that you provide regarding the $2,125,000 of 8% convertible promissory notes and warrants which you issued in October 2016; however, it remains unclear to us how you considered if the notes include a beneficial conversion feature. As indicated in prior comment 31, please specifically address the per share conversion terms of the notes relative to the per share cash price paid for your stock in the most recent private placement that occurred in fiscal year 2016.

Note 11 – Subsequent Events, page F-12

11. We note your response to prior comment 31 regarding your acquisition of a 51% interest in IM'1 in exchange for 583,000 shares of common stock and your acquisition of a 51% interest in EE1 in exchange for 283,000 shares of common stock. Please address the following in your updated financial statements:

- Disclose how you determined the number of shares that you issued and how you determined the fair value of the shares you issued, including how that fair value compares to prior fair value determinations and to the estimated offering price;

- Quantify and disclose the specific nature of the assets that you acquired as the result of each transaction and explain how the assets will be accounted for; and

- Tell us each transferor's historical cost basis, determined under GAAP, for the assets acquired and explain your consideration of the requirements of SAB Topic 5G.

<u>Note 2 – Intangible Assets, page F-25</u>

12. We note your response to prior comment 27. Please disclose the amount and nature of the consideration that you paid to acquire certain assets from BPUNY, including how you determined the percent to be retained by the non-controlling interest and the fair value of their interest. If the consideration did not include cash, please tell us the transferors' historical cost basis, determined under GAAP, for the assets acquired and explain your consideration of the requirements of SAB Topic 5G. Please also explain the appropriateness of reflecting a non-controlling interest related to an asset acquisition.

<u>Undertakings, page II-4</u>

13. We note your response to comment 33 of our March 8, 2017 letter. While the firm commitment offering of common stock may be conducted under Rule 430A, the offering of shares underlying the warrants appears to fall within the scope of Rule 430C. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K, which would relate to any other prospectuses filed in connection with that portion of the offering.

<u>Exhibit 10.15</u>

14. As requested in comment 35 in our March 8, 2017 letter, please refile Exhibit 10.15 in its entirety.

<u>Exhibit 23.1</u>

15. Please file an independent auditor's consent with your initial public filing.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
Brian A. Pearlman, Esq.
Charles B. Pearlman, Esq.
Pearlman Law Group LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, FL 33431